50
3-22-04

[redacted]

04003830

COMMISSION
49

VF 3-12-04 AR

OMB APPROVAL	
OMB Number:	3235-0123
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hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-65352~~

8-50489

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING12/31/03

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SunGard Global Execution Services LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Broadway, 7th Floor
(No. and Street)

New York	**New York**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Vance **314-983-7205**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – if individual, state last, first, middle name)

1177 Avenue of the Americas	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunGard Global Execution Services, LLC, as of December 31, 2003, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature – John Lucchese, CEO

Colleen A Hussey
Notary Public

COLLEEN A. HUSSEY
Notary Public, State of New York
No. 01HU6009082
Qualified In New York County
Commission Expires ~~June 22, 2006~~ October 1, 2006

This report contains:

[ ] (a) Facing Page

[ ] (b) Statement of Financial Condition.

[ ] (c) Statement of Income (Loss).

[ ] (d) Statement of Changes in Financial Condition.

[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[ ] (g) Computation of Net Capital.

[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

[ ] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report.

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Stockholder of SunGard Global Execution Services, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of SunGard Global Execution Services, LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2004

SunGard Global Execution Services, LLC

Statement of Financial Condition
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
SunGard Global Execution Services, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of SunGard Global Execution Services, LLC (the "Company") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2004

SunGard Global Execution Services, LLC
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 2,674,937
Goodwill and identifiable intangible assets, net of amortization	6,238,339
Exchange memberships, at cost (fair value $7,250,000)	11,640,225
Accounts receivable	1,207,147
Receivable from affiliates	1,399,121
Receivable from clearing brokers	2,593,319
Fixed assets (net of accumulated depreciation)	309,549
Prepaid expenses and other assets	164,999
Total assets	$ 26,227,636
Liabilities and member's capital	
Accrued compensation and benefits	$ 160,036
Accrued expenses and other liabilities	759,901
Payable to parent	900,288
Total liabilities	1,820,225
Commitments and contingencies (Note 3)	
Member's capital	24,407,411
Total liabilities and member's capital	$ 26,227,636

The accompanying notes are an integral part of these financial statements.

1. Organization and Significant Accounting Policies

SunGard Global Execution Services (the "Company") is registered as a broker-dealer in securities with the Securities and Exchange Commission and is a member of the New York Stock Exchange. The Company is a wholly owned subsidiary of Automated Securities Clearance, Ltd. ("ASC") whose ultimate parent is SunGard Data Systems, Inc. ("SunGard").

The principal source of the Company's income is generated from executing securities transactions on behalf of its customers. The Company also acts as an introducing broker for U.S. institutions.

As an introducing broker, all securities transactions are cleared through clearing brokers on a fully-disclosed basis and, accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities.

The Company records commission revenue and related expenses on a trade-date basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and equipment are depreciated on a straight-line basis over their estimated useful life of ranging from 3 to 5 years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease.

Goodwill and identifiable intangible assets include covenants not to compete, customer lists and the excess costs over fair value of net assets of businesses acquired. Covenants not to compete are amortized on a straight-line basis over the life of the contract ranging from 2 to 5 years, and customer lists are amortized on a straight-line basis over 3.5 years.

The Company considers all highly liquid instruments with original maturity of 90 days or less to be cash equivalents.

At December 31, 2003, the Company's financial instruments are carried at estimated fair value or amounts approximating fair value, as they are short-term in nature.

Exchange memberships are recorded at cost. The Company considers the "bid" as of December 31, 2003 as of the fair value of such memberships.

Receivable from clearing brokers consists of money market funds as well as deposits held at the Company's two clearing brokers.

2. Concentration of Credit Risk

Concentrations of credit risk with respect to accounts receivable are limited due to the diversity of the Company's customer base. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Historically, the Company has not experienced material losses related to trade receivables from individual customers.

A portion of the Company's assets are held at the Company's two clearing brokers of which the majority is held at one clearing broker. The Company is subject to credit risk should the clearing brokers be unable to fulfill these obligations.

The Company introduces its customers to clearing brokers with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In the normal course of business, the Company's clearing brokers are exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts. The clearing brokers may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company.

As the right to charge the Company has no maximum amount and applied to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company has recorded no liabilities with regard o the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do no perform under their contractual obligations.

The Company maintains all of its cash at the Bank of New York.

3. Commitments and Contingencies

The Company leases its office space under a lease agreement which expired in June 2003. The lease contains provisions for escalation. The Company also leases New York Stock Exchange memberships for the purpose of executing securities transactions. Future minimum annual rental and lease commitments as of December 31, 2003 are as follows:

	Rental and lease commitment
2004	$ 774,172
2005	648,746
2006	647,643
2007	377,792

4. Goodwill and Identifiable Intangible Assets

Goodwill and identifiable intangible assets consist of the following:

Goodwill	$ 5,940,005
Non-compete covenants	1,544,115
Less, accumulated amortization	(1,278,281)
	265,834
Customer Lists	5,727,967
Less, accumulated amortization	(5,695,467)
	32,500
Total carrying amount, net	$ 6,238,339

Identifiable intangible assets consist primarily of non-compete covenants and customer lists and are amortized over periods of 2 to 5 years.

5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $4,189,775 which exceeded the minimum requirement of $250,000 by $3,939,775. The Company's net capital ratio was .43 to 1.

The Company has claimed exemption from Rule 15c3-3 under the provisions in Section (k)(2)(ii).

6. Related Party Transactions

The Company settles all intercompany expense and income allocations with SunGard and its subsidiaries throughout the year. At December 31, 2003 the amounts receivable from affiliates and payable to parent represent such amounts due to or from SunGard and its subsidiaries for unsettled items.

The Company provides floor brokerage services to affiliated broker dealers. Floor brokerage services provided to the affiliates amounted to $596,167 for the year ended December 31, 2003 and are included in commission revenue.

The Company also reimburses SunGard for medical and dental insurance premiums, professional services, and technology expenses paid on its behalf. Medical and dental insurance premiums allocated to the Company for the year ended December 31, 2003 were $163,784 and are included in employee compensation and benefits. Professional service expense was $87,316 for the year ended December 31, 2003 and is included in operating and administrative expenses. Technology expenses amounted to $90,021 and are included in operating and administrative expenses for the year ended December 31, 2003.